PROSPECTUS SUPPLEMENT NO. 17 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Bontan Corporation Inc.

61,102,500 Shares of Common Stock
_____________________________

This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains our quarterly report, on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on November 26, 2012.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on November 26, 2012 were US$0.05 and US$0.04 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

____________________________

Prospectus Supplement dated November 27, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

Bontan Corporation Inc.

Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2012

Unaudited – Prepared by Management

(Canadian Dollars)

Index

Notice To Reader	2

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Operations and Comprehensive Loss	4
Interim Consolidated Statement of Shareholders Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7-17

NOTICE TO READER OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements for Bontan Corporation Inc., comprised of the interim consolidated statements of financial position as at September 30, 2012 and for the year ended March 31, 2012, and the interim consolidated statements of operations and comprehensive loss, statement of changes in equity and cash flows for the three and six month periods ending September 30, 2012 and September 30, 2011 and are the responsibility of the Company’s management.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these interim consolidated financial statements in accordance with International Financial Reporting Standards.

The interim consolidated financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed” “signed”
Kam Shah C.A., Director Dean Bradley, Director

November 26, 2012

Bontan Corporation Inc.
Interim Consolidated Statements of Financial Position
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 26, 2012)

As at,	Note	September 30, 2012	March 31, 2012
			(Audited)
Assets
Current
Cash		$2,208,014	$58,359
Short term investments	4	66,250	227,600
Other receivable	7	1,666,654	231,039
Exploration and evaluation expenditures recoverable	6	-	6,972,740
		$3,940,918	$7,489,738
Long-term assets
Office equipment and furniture	5	$5,895	$6,717
Total assets		$3,946,813	$7,496,455
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	15(iv)	$322,631	$1,040,450
Deferred costs recovery	8	$-	$1,615,177
Total current liabilities		$322,631	$2,655,627
Shareholders' Equity
Capital stock	9	$36,160,418	$36,081,260
Warrants	11	7,446,261	7,446,261
Stock option reserve		4,755,077	4,755,077
Fair value reserve		(1,300)	19,500
Deficit		(44,736,274)	(43,461,270)
		(44,737,574)	(43,441,770)
Total shareholders' equity		$3,624,182	$4,840,828
Total liabilities and shareholders' equity		$3,946,813	$7,496,455
Commitments and Contingent Liabilities (Note 14)
Related Party Transactions (Note 15)

On behalf of the Board ”Kam Shah” Director ”Dean Bradley” Director
(signed) (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and six months ended September 30,
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 26, 2012)

	Note	Three months ended		Six months ended
		September 30		September 30
		2012	2011	2012	2011
Income
Other income		$(1,020)	$-	$100,000

Expenses
Provision against exploration and evaluation expenditures recoverable (net)	8(i)	1,493,351	-	262,061	-
Professional fees		36,341	276,085	187,816	614,473
Consulting fees	13,14(b), (c),(d) &,15(iii)	291,795	106,021	397,995	219,257
Shareholders' information	14(a),15(i)	31,943	32,714	63,373	63,453
Travel, meals and promotions	15(ii)	86,348	7,826	88,568	14,084
Office and general		34,761	13,337	34,797	21,387
Payroll		10,780	10,906	22,912	20,157
Rent		6,253	6,367	12,785	12,702
Communication		1,794	2,508	3,302	5,641
Transfer agents fees		1,202	1,300	2,028	2,493
Bank charges and interest		866	283	1,244	679
Amortization		410	560	821	1,120
Write down of short term investments		25,000	181,250	140,550	525,000
Loss on disposal of short term investments		-	12,449		26,989
Exchange loss		149,761	21,656	156,752	19,372
		2,170,605	673,262	1,375,004	1,546,807
Net loss for period		(2,171,625)	(673,262)	(1,275,004)	(1,546,807)
Other comprehensive loss
Unrealized (loss) gain for period on short term investments, net of tax		6,200	(229,472)	(20,800)	(307,271)
Other comprehensive income( loss) for period		6,200	(229,472)	(20,800)	(307,271)
Total comprehensive loss for period		$(2,165,425)	$(902,734)	$(1,295,804)	$(1,854,078)
Basic and diluted loss per share	12
Net loss per share		$(0.03)	$(0.01)	(0.02)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Interim Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the six months ended September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

	Number of Shares	Capital Stock	Warrants	Stock option reserve	Fair value reserve	Accumulated Deficit	Total Equity
Balance, April 1, 2011	79,664,076	$36,078,140	$8,677,551	$4,755,077	$168,347	$(40,990,892)	$8,688,223
Unrealised loss on short term investments ,net of tax					(307,271)		(307,271)
Net loss for period						(1,546,807)	(1,546,807)
Balance, September 30, 2011	79,664,076	$36,078,140	$8,677,551	$4,755,077	$(138,924)	$(42,537,699)	$6,834,145
Balance April 1, 2012	78,714,076	$36,081,260	$7,446,261	$4,755,077	$19,500	$(43,461,270)	4,840,828
Issued under Consultants Compensation Plans	2,000,000	$79,158					79,158
Unrealised loss on short term investments ,net of tax					(20,800)		(20,800)
Net income for period						(1,275,004)	(1,275,004)
Balance, September 30, 2012	80,714,076	$36,160,418	$7,446,261	$4,755,077	$(1,300)	$(44,736,274)	$3,624,182

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Interim Consolidated Statements of Cash Flows
For the six months ended September 30,
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 26, 2012)

	Note	2012	2011
Cash flows from operating activities
Net income (loss) for period		$(1,275,004)	$(1,546,807)
Amortization of office equipment and furniture		821	1,120
provision against exploration and evaluation expenditure recoverable		262,061
Write down of short term investments		140,550	525,000
Loss on disposal of short term investments		-	26,989
Consulting fees settled for common shares	13	79,158	7,171
Net change in working capital components
Other receivables		(1,435,615)	59,284
Accounts payable and accrued liabilities		(717,819)	78,795
		(2,945,848)	$(848,448)
Cash flow from (into) investing activities
Exploration and evaluation (expenditure) recovery		5,095,503	-
Net proceeds from sale of short term investments		-	565,090
		5,095,503	$565,090
Cash flow from financing activities

Decrease in cash during period		2,149,655	(283,358)
Cash at beginning of period		58,359	348,464
Cash at end of period		2,208,014	$65,106
Supplemental disclosures
Non-cash operating activities
Consulting fees prepaid in shares		-	(7,171)
		-	$(7,171)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

1. NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is incorporated in Ontario and its head office is located at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. The Company is a diversified natural resource company that invests in oil and gas exploration and development. The Company’s shares trade on the Over the Counter Bulletin Board of NASDAQ under a trading symbol “BNTNF”.

The Company disposed of on June 29, 2012, its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”), as explained in Note 6.

The Company does not currently own any oil and gas properties but holds 0.25% Overriding Royalty Interest in the two offshore Israeli drilling licenses.

2. BASIS OF PRESENTATION AND ADOPTION OF IFRS

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) IAS 34 – Interim Financial Reporting and should be read in conjunction with the interim financial statements for the three months ended June 30, 2012 and the annual financial statements for the year ended March 31, 2012, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). This is considered generally accepted accounting principles (“GAAP”) for Canadian public companies.

These unaudited condensed interim consolidated financial statements were prepared by management and reviewed by the Audit Committee. These unaudited condensed interim consolidated financial statements were approved by the Board of Directors for issue on November 26, 2012.

The Company has no requirement to report on segments as it operates as only one segment.

(b) Basis of presentation

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments, which are measured at fair value.

(c) Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and of 1843343 Ontario Inc., a wholly owned subsidiary, incorporated in Ontario on January 31, 2011, and has had no activity since its inception.

Israel Oil & Gas Corporation, a wholly owned subsidiary, was merged with the Company on May 15, 2012.

All inter-company balances and transactions have been eliminated on consolidation.

(d) Functional and presentation currency

The condensed interim consolidated financial statements are presented in Canadian dollars which is also the functional currency of the Company and its subsidiary.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

2. BASIS OF PRESENTATION AND ADOPTION OF IFRS (continued)

(e) Use of Estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of share- based compensation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2012 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements,

(a) New Accounting Policies

There have been no new accounting policies adopted by the Company.

(b) New Standards and Interpretations Not Yet Adopted

Since the issuance of the Company’s fiscal 2012 audited consolidated financial statements, the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) have issued no additional new and revised standards and interpretations which are applicable to the Company. Refer to Note 3 of those statements

4.	SHORT TERM INVESTMENTS
	Marketable securities
	Carrying average costs	fair market value
September 30, 2012	$67,550	$66,250
March 31, 2012	$208,100	$227,600

Marketable securities are designated as “available-for-sale”.

Marketable securities are stated at fair value based on quoted market prices on the balance sheet as at September 30, 2012. A net unrealized loss of $1,300 for the period ended on that date was included in the fair value reserve.

As at September 30, 2012, management concluded that certain marketable securities had suffered a decline in their value which was unlikely to be recovered in the near future. Since this is a loss in value that is other than temporary decline, the cumulative loss has been removed from other comprehensive income and recognised in net income even though these investments have not been de-recognised.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

5.	OFFICE EQUIPMENT AND FURNITURE

	Cost	Accumulated amortization	Net book value	Net book value
	September 30, 2012			March 31, 2012
Office furniture	4,725	3,158	1,567	1,742
Computer	6,020	4,151	1,869	2,244
Software	5,793	3,334	2,459	2,731

	$16,538	$10,643	$5,895	$6,717

6. EXPLORATION AND EVALUATION EXPENDITURES RECOVERABLE

The Company held an indirect 4.70% interest in two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“Sara”) covering approximately 198,000 acres, 40 kilometres off the West coast of Israel (“Israeli project”) through its 76.79% equity of IPC Cayman, as more fully explained in Note 6 to the fiscal 2012 audited financial statements.

The Company signed a settlement agreement on December 15, 2011 to dispose of its interest in the Israeli project held through its ownership of 79.76% equity in IPC Cayman. The agreement being extended, from time to time, and amended, was finally closed on June 29, 2012.

As per the terms of the revised settlement agreement the Company received US$5 million and surrendered all its shares in IPC Cayman for cancellation. The Company and IPC Parties exchanged mutual releases and dismissed all lawsuits against each other and against IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd.) and certain of its promoters.

The Company also received non-refundable deposits totalling to US$375,000, which was adjusted against exploration and evaluation expenditure recoverable, an extension fee of US$100,000, which was included in other income and an overriding royalty interest of 0.25% in the Israeli project.

As additional consideration, on or before December 31, 2012, based on a revaluation of the surrendered shares to be performed by the IPC Parties, Bontan will either receive (i) at the option of the IPC Parties, either a payment of US$9.625 million or a payment of US$6.625 million plus delivery of a US$3.0 million promissory note due on November 8, 2013, carrying 5% p.a. interest and secured by an IPC guarantee, a 0.15% Overriding Royalty Interest (ORI) and a pledge of 23% of the IPC Shares, or (ii) the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927 (IPC Cayman currently holds 144,821,469 shares of Shaldieli).

The revised Settlement Agreement includes an obligation to pay Bontan an additional amount based on the increase in value of a specified number of Shaldieli shares, with the obligation guaranteed by IPC and also secured by the 0.15% ORI. This amount is only payable if the value of the specified number of Shaldieli shares is worth more than US$3 million. Moreover, the payment may not exceed an additional $US3.0 million. In order for any amounts to be paid under this provision, there would have to be a significant increase in the market price over the current price.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

6. EXPLORATION AND EVALUATION EXPENDITURES RECOVERABLE (continued)

The movements in exploration and evaluation expenditure recoverable during the period were as follows:

	Six months to September 30, 2012	Year ended March 31, 2012
Balance, at beginning of period	$6,972,740	$6,972,740
Cash deposits transferred from deferred cost recovery on settlement(Note 8(ii))	(383,887)
Cash received on settlement	(5,095,502)
Value of warrants issued previously towards acquisition being cancelled on settlement	(1,231,290)
provision against exploration and evaluation expenditure recoverable (i)	(262,061)

Balance, end of period	$ -	$6,972,740

(i)
The Company learnt from the announcements made on September 14, 2012 and October 18, 2012 respectively by the operator of the two exploration wells drilled under the Israeli licences that both the wells proved to be dry and were abandoned. As a result, the Company decided to provide in full for the balance of its exploration and evaluation expenditure recoverable under the settlement agreement. The final outcome of the actual recovery potential will be known on December 31, 2012 when the balance payments are due under the settlement agreement as explained above.

The Company has not assigned any value to its 0.25% ORI since the underlying reserves have not yet been proven.

7.	OTHER RECEIVABLE

	September 30, 2012	March 31, 2012
Prepaid expenses and deposits	$4,450	$16,600
Taxes receivable	46,280	89,439
Funds held in escrow (i)	1,615,924	125,000

	$1,666,654	$231,039

i.
Funds held in escrow represent funds held by our Israeli lawyer who acts as our escrow agent pending clearance from Israeli tax authority. These funds were part of the funds received under the settlement with IPC parties as explained in Note 6.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

8.	DEFERRED COSTS RECOVERY

This represents exploration and evaluation expenditures recovered as of March 31, 2012 pursuant to the settlement agreement on June 29, 2012 (Note 6) and its adjustments during the period ended September 30, 2012 as follows:

	September 30, 2012	March 31, 2012
Cancellation of warrants returned under the settlement agreement (Note 6) (i)	$-	$1,231,290
Cash deposits received under the settlement agreement (Note 6)	-	383,887

	$-	$1,615,177

(i)
The value of cancelled warrants was taken to income on closing of the settlement agreement on June 29, 2012 and was off set against provision against exploration and evaluation expenditure recoverable.

(ii)	Cash deposit was adjusted against exploration and evaluation expenditure on closing of the settlement agreement on June 29, 2012

9. CAPITAL STOCK

(a) Authorized: Unlimited number of common shares

(b)	Issued

	September 30, 2012		March 31, 2012
	Common		Common
	Shares	Amount	Shares	Amount
Balance ,beginning of period	78,714,076	$36,081,260	78,664,076	$36,078,140
Issued under 2009 Consultant Stock Compensation Plan (i)	2,000,000	$79,158	50,000	$3,120
Balance, end of period	80,714,076	$36,160,418	78,714,076	$36,081,260

(i)	Shares were issued to two directors and a consultant as a bonus and were valued at market on the date of issue.

9. CAPITAL STOCK (continued)

(c)	As at June 30, 2012 and March 31, 2012, the Company had the following active Consultant Stock Compensation Plans:
(d)
	2009 Plan		2011 Plan
Date of registration*	May 11, 2009		April 11, 2011
Registered shares under the Plan	3,000,000		6,000,000
	six months to September 30, 2012	Year ended March 31, 2012	six months to September 30, 2012	Year ended March 31, 2012
Un-allotted, beginning of period	2,106,667	2,156,667	6,000,000	6,000,000
Issued	(2,075,000)	(50,000)
Cancelled (i)	75,000	-
Un-allotted, end of period	106,667	2,106,667	6,000,000	6,000,000
*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(i)	75,000 shares issued to an independent director as bonus were returned in November 2012 for cancelation and the director was paid in cash in lieu.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

10. STOCK OPTION PLANS

(a) The following is a summary of all Stock Option Plans as at September 30 and March 31, 2012:

Plan	Date of	# of Options
	registration*	Registered	Issued	Expired	Cancelled	Exercised	Outstanding
1999 Stock option Plan	Apr 30, 2003	3,000,000	3,000,000	(70,000)		(1,200,000)	1,730,000
2003 Stock Option Plan	July 22, 2004	2,500,000	2,500,000	(155,000)		(400,000)	1,945,000
The Robinson Plan	Dec. 5, 2005	1,100,000	1,100,000	-		-	1,100,000
2005 Stock Option Plan	Dec. 5, 2005	1,000,000	1,000,000	-	(390,000)	-	610,000
		7,600,000	7,600,000	(225,000)	(390,000)	(1,600,000)	5,385,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All outstanding options were fully vested on the dates of their grant.

(b)	The weighted average exercise price of the outstanding stock options was US$0.17 as at September 30, 2012 (March 31, 2012: US$0.17)

(c) Details of weighted average remaining life of the options granted and outstanding are as follows:

September 30, 2012
Number of options outstanding and exercisable	5,385,000
Exercise price in US$	0.17
Weighted average remaining contractual life (years)	1.95

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 560,000 options and less than the market price for the balance of 4,825,000 options.

11.	WARRANTS

There were no movements during the six months ended September 30, 2012. Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	September 30, 2012
	Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)
0.10	10,400,000	1.50
0.25	12,846,420	1.50
0.35	44,825,000	2.42
0.29	68,071,420	2.09

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

12.	EARNINGS PER SHARE

Earnings per share are calculated on the weighted average number of common shares outstanding during the three and six months ended September 30, 2012, which was 79,405,743 and 79,059,909 respectively. (Three and six months ended September 30, 2012 - 78,664,076).

The Company had approximately 68 million (September 30, 2011: 73 million) warrants and 5.4 million options (September 30, 2011: 5.8 million), which were not exercised as at September 30, 2012. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

13.	CONSULTING FEES

	Three months ended September 30		Six months ended September 30
For the three months ended June 30	2012	2011	2012	2011
Fees settled in stocks and options (i)	$115,758	$-	115,758	7,171
Fees settled for cash	176,037	106,021	282,237	212,086
	$291,795	$106,021	$397,995	$219,257

(i)	Fees include $36,600 representing accrual for the value of 925,000 shares issued to a consultant in October 2012.

14. COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into media and investor relations contracts, with Current Capital Corp., a shareholder corporation, effective July 1, 2004, initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice, for a total monthly fee of US$10,000.

(b)
The Company entered into a consulting contract with Mr Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)
The Company entered into a consulting contract with Mr Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. On August 4, 2009, this contract was renewed for another five years effective April 1, 2009. The renewed contract provides for a fixed monthly fee of $10,000 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)
The Company has a consulting contract with Mr John Robinson. Mr John Robinson is the sole owner of Current Capital Corp., a firm with which the Company has an on-going contract for media and investor relations, and is a brother of Mr Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company. Mr Robinson provides services that include assisting the management in evaluating new projects and monitoring short term investment opportunities that the Company may participate in from time to time. A new Consulting Contract was signed with Mr John Robinson on July 1, 2009 for period covering up to March 31, 2014. The Contract provides for a fixed monthly fee of $8,500 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(e)
The Company has agreed to the payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from the exercise of any of the outstanding warrants. The likely fee if all the remaining warrants are exercised will be approximately $1.8 million.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

15. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements. Amounts are for six months ended September 30, 2012 and balances as at September 30, 2012. Comparative amounts are for the six months ended September 30, 2011and balances as at September 30, 2011.

(i)
Included in shareholders’ information expense is $59,433 (2011 – $57,835) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	Business expenses of $12,645 (2011: $10,524) were reimbursed to directors of the corporation and $106,853 (2011 - $14,855) to key consultants and $4,374 to CCC (2011: $nil)
(iii)
Consulting fees include cash fee paid to directors for services of $164,657 and shares issued $42,528 (2011: cash fee of $95,000), $60,000 in cash and $36,600 in shares (2011: cash fee of $60,000) paid to a key consultant, $51,000 in cash and $36,630 in shares paid to a consultant who controls CCC (2011: cash fee of $51,000). These fees are included in consulting expenses.

(iv)
Accounts payable includes $nil (2011: $55,216) due to CCC, $1,250 (2011: $44,335) due to directors, $nil (2011: $131,094) due to a key consultant and due to a consultant who controls CCC $nil (2011; $ 105,655).

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	September 30, 2012		March 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	2,208,014	2,208,014	58,359	58,359
Other receivable	1,666,654	1,666,654	231,039	231,039
Short term investments	67,550	66,250	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	322,631	322,631	1,040,450	1,040,450

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments
The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, short term investments, accounts payable and accrued liabilities.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
• Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Accordingly, short term investments are classified as Level 1.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.
b.
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from an Israeli escrow agent which is one of its major law firms. The balance is due from the Canadian government

c.	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.
c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained in Note 6.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

d)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns on its disposal, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the operating results of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	September 30, 2012	March 31, 2012	September 30, 2011
One US Dollar to CDN Dollar	0.9837	1.000	1.0389

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at September 30, 2012 were as follows: (all figures in CDN$’000 equivalent)

Cash, and receivable	$ 3,786
Accounts payable and accrued liabilities	(70)
Net assets	$ 3,716

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net assets by $186,000 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net assets by $ 186,000.

17. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 320,000 as at September 30, 2012 and current assets, mostly in cash and receivable of approximately $3.9 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short term investments.

As at September 30, 2012, the shareholders’ equity was approximately $ 3.6 million (March 31, 2012: $ 4.8 million). Almost all of it was held in cash and receivable (March 31, 2012: $0.3 million or 6%).

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
September 30, 2012 and 2011
(Unaudited – see Notice to Reader dated November 26, 2012)

17. CAPITAL DISCLOSURES (continued)

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the six months ended September 30, 2012.

The Company believes that the settlement agreement signed in December 2011 and closed on June 29, 2012, as explained in Note 6 has generated enough cash flow to enable the Company to not only meet its existing obligations but to invest in new projects while continuing its interest in the current project in the form of an overriding royalty interest.

18.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements were approved by the board of directors and authorized for issue on November 26, 2012.

BONTAN CORPORATION INC.
THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 26, 2012

Index
Overview	3
Summary of Results	3
Number of Common shares, options and warrants	3
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	4
Results of Operations	5
Liquidity and Capital Resources	8
Working Capital	8
Operating Cash Flows	8
Investing Cash Flows	8
Financing Cash Flows	9
Key Contractual Obligations	9
Off balance sheet arrangements	9
Transactions with Related Parties	9
Financial and Derivative Instruments	10
Use of Estimates and Judgments	12
Future Accounting Pronouncements	12
Internal Controls over Financial Reporting	13
Public Securities Filings	13

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three and six months ended September 30, 2012 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2012 and audited consolidated financial statements for the year ended March 31, 2012 together with the annual report in form F-20 for the fiscal year 2012.

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board.

This management discussion and analysis is prepared by management as at November 26, 2012. The Company’s auditors have not reviewed it.

In this report:

a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Israel Petroleum Company, Ltd Cayman, where we held 76.79% equity until June 29, 2012 is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2012 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)

Quarter ended	Sept.30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
	2012	2012	2012	2011	2011	2011	2011*	2010*
Total Revenue	(1)	101	-	-	-	-	-	-
Net income (loss)	(2,172)	897	(2,470)	(417)	(673)	(874)	(3,780)	(1,065)
Working capital	3,618	5,704	4,834	5,041	(146)	756	1,707	1,167
Shareholder’s equity	3,624	5,710	4,841	5,048	6,834	7,737	8,688	8,364
Net income (loss) per share - basic and diluted	($0.03)	$0.01	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.05)	$(0.01)

*Details for these quarters are derived from financials prepared under previous Canadian GAAP while figures for the other quarters are derived from financials prepared in accordance with IFRS

Number of common shares, options and warrants

These are as follows:

As at,	September 30, 2012	November 26, 2012
Shares issued and outstanding	80,714,076	81,759,076
Warrants issued and outstanding (a)	68,071,420	68,071,420
Options granted but not yet exercised (b)	5,385,000	5,385,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.29. These warrants have weighted average remaining contractual life of 2.09 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.17 and have a weighted average remaining contractual life of approximately 1.95 years.

Business Environment

Risk factors
Please refer to the Annual Report in the form F-20 for the fiscal 2012 for detailed information as the economic and industry factors that are substantially unchanged.
Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2012. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is referenced to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.

The Company disposed of on June 29, 2012, its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”), as explained in Note 6 of the financial statements.

The Company does not currently own any oil and gas properties with proven reserves but holds 0.25% Overriding Royalty Interest in the two offshore Israeli drilling licenses. The Company has not assigned any value to its 0.25% ORI since the underlying reserves have not yet been proven.

We are now looking for new business opportunities to invest the proceeds of the above disposal, in a manner that will positively impact on our profitability and shareholders value.

Results of operations

Three months ended September 30,	2012	2011
	In 000’s CDN$
Other Income	(1)	-
Expenses	2,171	673
Net loss for period	2,172	673
Deficit at end of period	(44,736)	(42,538)

Overview

During the quarter ended September 30, 2012, our escrow agents in Israel who held approximately US$ 5 million received from disposal of our shares in IPC Cayman in June 2012, were able to get clearance from Israeli Tax Authority (ITA) to remit 70% of the escrowed funds to us. Approximately $ 3.5 million was received in July 2012 and was used to pay down all the liabilities arising from lengthy litigations that ended in the settlement in June 2012. Our escrow agents are currently working with ITA to get clearance to remit the balance of the funds to us.

During the three months ended September 30, 2011, we were primarily busy with various litigation matters involving legal actions against the management of IPC Cayman and others to prevent them from rolling our interest in an Israeli shell without our consent and also to enable us to call a shareholder meeting of IPC Cayman so that we could protect our interest as a majority shareholder.

Income

The Company had no revenue during the three months ended September 30, 2012 and 2011

Expenses
The overall analysis of the expenses is as follows:
	Three months ended September 30,
	2012	2011

Operating expenses	163,577	64,895
Consulting fee & payroll	302,575	116,927
Exchange loss	149,761	21,656
Loss on disposal of short term investments	-	12,449
Write down of short term investments	25,000	181,250
Professional fees	36,341	276,085
Provision against exploration and evaluation expenditures recoverable (net)	1,493,351	-
	2,170,605	673,262

Operating Expenses

	Three months ended September 30,
	2012	2011

Travel, meals and promotion	86,348	$ 7,826
Shareholders information	31,943	32,714
Other	45,286	24,355
	163,577	$ 64,895

Travel, meals and promotions

Travel, meal and promotion expenses during the three month period ended September 30, 2012 mainly included expenses of approximately $ 71,000 reimbursed to a key consultant. These expenses included travel costs and cost of hotels in Spain and Israel incurred by the consultant in connection with the Israeli project as well as developing a new business prospects which the Company began exploring after the settlement agreement regarding the Israeli project. The expenses were approved by the audit committee on October 15, 2012 and have therefore been recognized and accounted for during this quarter.

During the three months ended September 30, 2011, the Company was extensively engaged in litigations involving little travel, hence, the reduced expenses.

Shareholder information

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. The increase is operating costs during the three months ended September 30, 2012 compared to the same period in the previous fiscal year is attributable to the interest of approximately $ 26,000 reimbursed in August 2012 to Current Capital Corp, CEO and consultants. They were paid interest at 5% p.a. on fees due to them that were delayed in payment for over a year.

Consulting fees and payroll

Three months ended June 30	2012	2011

Fees settled in stocks and options	115,758	-
Fees settled in cash	176,037	106,021
Payroll	10,780	10,906

	$302,575	$116,927

During the three months ended September 30, 2012, the Company issued 2 million shares under its existing Consultants Compensation Plan to a member of the audit committee, CEO and a consultant, Mr. John Robinson valued at 79,158 based on the market value of the Company’s shares on the date of issuance. These shares were approved by the Board as part of one-time bonus as a result of the successful conclusions of the disputes relating to the Israeli project. The Board also approved 925,000 shares under the existing Consultants Stock Compensation Plan to the key consultant, Mr. Terence Robinson valued at $36,600. This value was accrued at September 30, 2012 while the actual shares were issued in October 2012.

Fees due in cash for the three months ended September 30, 2012 included fees paid to CEO, audit committee members and two consultants per their agreements. In addition, onetime bonus of $ 50,000 to CEO and approximately $ 20,000 to the two other independent directors was also approved as a result of the settlement of the litigations. This explains the increase in comparison to the costs for the same period in the previous fiscal year.

Exchange (gain) loss
Exchange differences related to translation gains and losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

During the three months ended September 30, 2012, there were significant transactions in US Dollar. Approximately $ 5 million was received or receivable while approximately $0.7 million in liabilities were settled, resulting in a net assets in US dollar. Canadian dollar grew stronger during this quarter from $ 1 per US dollar for June 2012 to $0.98 as at September 2012. Significantly higher exchange loss on translation at the period end was attributed to these factors.

During the three months ended September 30, 2011, when the company had net liability in US Dollar, the Canadian dollar grew weaker during the period from $0.98 at June 30, 2011 to $1 at September 30, 2011, resulting in an exchange loss on translation.

Write down of Short term Investments

During the period ended September 30, 2012, the management continued to monitor its investments in small cap resource public companies, most of which have long been affected by lack of any discovery and further funding for more explorations. These factors affected management’s assessment of permanent impairment of values of these investments. The management therefore wrote down further $25,000 from the carrying value of the investments as at September 30, 2012.

As at September 30, 2011, the Company’s short term investment portfolio included three marketable securities whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying costs of these securities were therefore written down by $181,250 which the amount was considered to have been impaired.

Professional fees

Professional fees for the three months ended September 30, 2012 consisted of audit fee provision of $11,250 for the period based on the annual fee estimate of $ 45,000 and balance was legal fees relating to the litigations and escrow services. Significant reduction in fees during the current period compared to the same period in the previous fiscal year was due to successful conclusions of all litigations in June 2012.

Professional fees for the three months ended September 30, 2011 consisted of audit and accounting fees of approximately $36,500 and legal fees of approximately $ 239,500. Legal fees primarily consisted of fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management.

Liquidity and Capital Resources

Working Capital

As at September 30, 2012, the Company had a net working capital of approximately $3.6 million compared to a working capital of approximately $4.8 million as at March 31, 2012.

Cash on hand as at September 30, 2012 was approximately $ 2.2 million compared to $58,000 as at March 31, 2012. The increased cash was due to receipt of approximately 70% of the funds received as a result of a settlement as explained elsewhere in this report.

Management believes that its current cash position is more than sufficient to meet all its operating requirements for the next year. Further, management also expects the balance of the funds received in June 2012 and held in escrow of approximately $ 1.5 million to be available soon.

Further, under the terms of the settlement agreement signed in June 2012 and explained in Note 6 to the interim financials for the six months ended September 30, 2012, second instalments of the payments per the terms of the settlement will be due on or before December 31, 2012. The management is unable to confirm at this stage if any of these funds will be received on due date.

Operating cash flow

During the six months ended September 30, 2012, operating activities required a net cash outflow of approximately $3 million, which was more than met from the cash received and receivable of $5.1 million from the settlement agreement.

During the six months ended September 30, 2011, operating activities required net cash outflow of approximately $ 0.9 million, which was met from the available cash and proceeds from the sale of short term marketable securities.

Investing cash flows

During the six months ended September 30, 2012, the company received net proceeds totalling approximately $5.1 million against the exploration and evaluation expenditure incurred to date as per the settlement agreement, approximately $1.4 was used to settlement outstanding consultants’ and legal fees and $2.2 held in bank while $1.5 million is held in escrow by our Israeli lawyer pending clearance from the Israeli Tax Authority.

During the six months ended September 30, 2011, the company received net proceeds totalling $565,090 from the sale of its short term investments.

Short term investments

The short term investments held by the Company at September 30, 2012 had carrying costs of $67,550 after they were written down by $140,550, for impairment. The market value of these investments on that date was $66,250. There were no disposals during the period.

The company’s short term investment at September 30, 2011 consisted of Canadian junior resource public companies whose carrying costs, after writing off impairment of $181,250, was approximately $0.6 million and their market value on that date was approximately $0.5 million.

Exploration and evaluation costs recovery

As explained in Note 6 to the interim financials for the three and six months ended September 30, 2012, the Company disposed of its equity interest in IPC Cayman under a settlement agreement signed on June 29, 2012. As per the terms of this agreement, the Company received approximately $5.5 million. These receipts were offset against exploration and evaluation costs of approximately $7 million, leaving a balance of $1.5 million. During the first quarter ended, value of warrants of approximately $1.2 million originally issued to the manager of IPC Cayman and were canceled per settlement terms, was off set against this balance.

The balance of $ 1.5 million was considered recoverable due to the fact that the terms of the settlement agreement provide for the second instalment of the funds receivable by the Company on or before December 31, 2012, to the extent of either US$9.6 million or US$6.6 million plus a promissory note for US$3 million or an option for the Company to acquire 49.27% of IPC Cayman for US$4,927.

The Company, however, learnt from the announcements made on September 14, 2012 and October 18, 2012 respectively by the operator of the two exploration wells drilled under the Israeli licences that both wells proved to be dry and were abandoned. As a result of this development, the management was unable to confirm whether the terms of the settlement agreement would be honoured on due date and whether the Company would be able to receive any more funds on December 31, 2012. The management therefore decided to provide in full for the balance in the exploration and evaluation costs recoverable as at September 30, 2012.

The final outcome of the actual recovery potential will be known on December 31, 2012. This is more fully explained in Note 6 to the interim financials for the three and six months ended September 30, 2012.

Financing cash flows

There were no cash flows from financing activities generated for the six months ended September 30, 2012 and 2011.

Key Contractual obligations

There were no key contractual obligations as at September 30, 2012.

Off balance sheet arrangements

At September 30, 2012 and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 15 to the condensed consolidated unaudited financial statements for the three and six months ended September 30, 2012.

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

	September 30, 2012		March 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	2,208,014	2,208,014	58,359	348,464
Other receivable	1,666,654	1,666,654	231,039	114,069
Short term investments	67,550	66,250	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	322,631	322,631	2,655,627	2,655,627

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i)	Fair Value of Financial Instrument

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, short term investments, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Accordingly, short term investments are classified as Level 1.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

ii)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.
•	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.
•
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from an Israeli escrow agent which is one of its major law firms. The balance is due from the Canadian government

•	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.
iii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained in Note 6.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

iv)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns on its disposal, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the operating results of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	September 30, 2012	March 31, 2012	September 30, 2011
One US Dollar to CDN Dollar	0.9837	1.000	1.0389
The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at September 30, 2012 were as follows: (all figures in CDN $’000 equivalent)

Cash, and receivable	$ 3,786
Accounts payable and accrued liabilities	(70)
Net assets	$ 3,716

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net assets by $186,000 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net assets by $ 186,000.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s fiscal 2012 consolidated financial statements are listed below. There has not been any additional pronouncement since then, up to the date of this report. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.

IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.
IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer